

MedAnswers, Inc.
Annual Report
1299 Pennsylvania Ave, Suite 700, Washington, DC 20004
www.medanswers.com
This Annual Report is dated April 5, 2018

BUSINESS

Description of Business

MedAnswers is the first digital health app for the field of infertility and the only digital health app to provide users with access to physicians, alongside embryologists, andrologists, geneticists and genetic counselors, psychologists and reproductive attorneys. We launched as an educational healthcare app with plans to move into telehealth. We currently provide a Q&A platform for a user to submit an anonymous question on our platform. We send a push notification to an expert who matches the expertise needed. They answer the question. Their colleagues upvote them or add their own answer. We send a push notification to the user when the question is answered. The user can request a consult through an email form. We will also add video consults, direct messaging and committee consults for when patients need multiple professional opinions. We have plans to leverage machine learning to help patients with healthcare decision making. We also intend to offer genetic testing related to fertility.

Sales, Supply Chain, & Customer Base

We distribute our mobile product through the iOS store and shortly in the Android store. We acquire patients through online sales channels and strategic relationships. Our experts are the supply and our users dealing with infertility provide the demand.

Competition

Since we are the first digital health platform in reproductive medicine, our indirect competitors could move into the space. Competitors like healthtap offer the chance for a user to ask a doctor a question but it's a one-to-one relationship. DronDemand offers video consults for primary care medicine and psychology, but not specialists. Grandrounds offers 2nd opinion consults for $7,500. RealSelf provides Q&A platform in cosmetics plus patient reviews. Networks of IVF clinics or doctors could enter the marketplace by building their own platform for patient / expert connection.

Employees

The Company has three employees.

Legal Proceedings

We filed a suit against a vendor for breach of contract in NY State Superior Court and settled with the vendor for $15,525 which is disclosed in NOTE 5 of the financial statements.

We are not currently involved with or know of any other pending or threatening litigation against the Company or its officers.

Intellectual Property

MedAnswers owns its own technology code for three platforms, machine learning algorithms, gamification algorithms and a content feed algorithm. The Company is developing polygenic analytical tools for data analysis. We own our domain names and have applications in the United States, Europe and Japan to register trademarks and brand logomark.

Indebtedness

Other than customary vendor debt which is reflected in our financial statements under accounts payable and accrued expenses, the Company owes one of its founders $50,000 plus accrued interest under a Promissory Note with a maturity date of June 2019 and $450,000 in Convertible Notes Payable with maturities at various dates in 2019 and 2020, further disclosed in NOTE 4 of the financial statements.

Previous Offerings

Between August 1, 2017 and March 31, 2018, we sold approximately 50,033 shares of Class B Common Stock pursuant to Regulation CF, the proceeds of which have been used for engineering, marketing and general working capital.

RISK FACTORS

An investment in our company involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing shares or investing in our company. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Our company is not predicated on an IP strategy.

Currently we do not have any issues or pending patents, however, we have a lapsed provisional, contemplated and thought to be patentable inventions, and other intellectual property that we hope to develop or to acquire, but those and other intellectual property could be unenforceable or ineffective. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies. We do have trademarks filed for our brand logomark, both domestic and internationally.

Other reproductive companies with networks of clinics could enter the market.

While we do have a sophisticated backend difficult to replicate, there are two other companies with a network of clinics who could enter the market and provide a quora-like app for their patients. Although it would take at a minimum of six months to build such a system, they could strong arm a large percentage of the market. Any company with enough capital could enter and dominate the market.

MedAnswers is a start-up.

If you are investing in MedAnswers, it is because you believe in the product idea and founding team, as well as believe the future of healthcare is with digital health. While we have a robust pipeline of customers today, we have closed just two commission based deals. We will need to spend significant marketing dollars to acquire patient users and you are investing knowing we will spend the resources acquiring users.

Regulatory Risk - We are entering a regulated market that is still evolving.

Today, we are regulated like the internet is - we are medical education. But, next year we anticipate we will be entering the telehealth market, which is more regulated. Not only is it more regulated, but the regulatory landscape is still evolving. Fortunately, our founder and CEO has a legislative and regulatory background, so we invested early dollars in understanding the pathway, but it still does bear a risk to investors.

You can't easily sell your securities, once you invest.

We suggest only investing in a dollar amount you are comfortable with not having access to or being liquid with for 3 - 5 years. You cannot easily sell your securities in a Reg CF. If we pursue a Reg A+, you would be able to sell your securities then, but we cannot guarantee we will go down this path and you may need to hold on to your securities for many years.

Our business model is a mixed model monetizing both sides of the marketplace.

We believe our business model to offer free answers by experts to be disruptive, and instead of monetizing by traditional means, like the transaction, we expect to instead monetize urgency and sponsored content. This model is not new to telehealth, but could still fail. We will also offer a subscription model to employers and insurance payers. Although it is also not new, it could fail if those payers do not see the value in providing their employees or members with a vertically focused, digital health solution. There are also many companies implementing that kind of business model today so even though we do not have many direct competitors for our solution, we have direct competitors for employer and insurance payer plans.

Our success depends on the expert community providing free answers in between patient care.

An essential part of our model is the rapid, meaningful participation by experts. If we are unable to attract experts and keep them engaged and participating, particularly with a novel business model, we may not able to attract and keep consumers. Although our early indicators show highly engaged experts, this is an on-going risk.

Our success also depends on reaching patients during a "noisy" time when they are facing a crisis and overwhelmed with options.

As in any business, our ability to successfully market to customers is essential for our success. While we hope that our free model for expert answers is attractive to patient users, we must still successfully market to new users and be able to provide a balanced marketplace (of new questions and fast answers) to succeed. We must capture their attention during a short window between a diagnosis and treatment beginning. There is always risk that a business may not find the right messaging or brand positioning or market channels to find product-market fit.

MedAnswers does not construe medical advice or provide medical advice.

Our terms and conditions for both experts and patients specifically state we are a platform and the interaction between expert (answerer) and user (questioner) does not constitute a provider / patient relationship. The answers experts provide do not replace or constitute medical advice. Their answers are meant to be educational in nature. However, even though this is explicitly stated in the terms, it's possible a user will treat the education they receive as advice and blame the company for an adverse outcome or blame the company if they do not achieve the health outcome they were seeking.

REGULATORY INFORMATION

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are considered and early stage company, since we do not yet have revenue.

Financial Statements

Our financial statements can be found at Exhibit A.

Operating Results

In 2016, we had $10,000 in consulting income, but have had no other meaningful revenue. Our net operating loss was $904,171 of which $758,639 was professional services and $70,837 was spent on marketing. We recorded a net operating loss of $171,880 in 2016, mainly professional services. We have been developing our digital health app, building our network of fertility experts and have begun to market our app. However, we do not yet have a revenue generating offering.

Liquidity and Capital Resources

As of December 31, 2017, we had cash of $126,946. To date, we have been funded by sales of convertible and other notes payable and common stock to related parties and others and from sales of Common Stock through crowd funding. Operations and investing activities collectively used $606,888 in 2017 and $136,660 in 2016. Subsequent to 2017, we raised an additional $242,315 in convertible notes and stock. Our operations and investing activities are expected to use cash through much if not all of 2018. Our ability to execute on our business objectives and continue in business are dependent on raising additional capital.

Plan of Operations

We plan to raise additional capital in 2018, continue to develop or app and our expert community, build our user base as well as build out or team. In addition, we have entered into a partnership agreement and expect to begin offering fertility related genomic testing in the second quarter of 2018 for a fee paid by the consumer.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Directors and Executive Officer are as follows:

| Alice Crisci | Chief Executive Officer and Director since inception |
| Santiago Munne, PhD | Director since inception |

Alice Crisci

Alice Crisci is a cancer survivor, entrepreneur, author and activist. She founded Ovum Medical as a science and technology company to solve health care problems through technology. Their first product MedAnswers helps infertile people in crisis connect with the specialist they need. She also founded the oncofertility charity, Fertile Action, three weeks into her breast cancer diagnosis at 31-years-old. She published her first book, "Too Young for This," a few days before her double mastectomy. As Director of Government Affairs and Patient Advocacy for the California Cryobank, a reproductive tissue bank, from 2012 - 2015, Ms. Crisci established regulatory relationships across multiple sectors and within both the US Congress and California Legislature. Her firm, Ovum Medical, is the only group tracking legislation for gamete banks across the country. Ms. Crisci also co-built a revenue acceleration consulting firm in her 20's that sold to the oldest direct selling company in the nation. Her subsequent consulting company called Beeline Global, accelerated growth for start-ups and companies between $10 and $25M in revenue but was sidelined by her cancer diagnosis. She is currently a strategic advisor to other start-ups in the health tech space including oncology companies, genomics ventures and educational institutions. She is the ecstatic mom of a fertility preservation miracle son who at three-years-old calls himself a scientist and the future owner of MedAnswers. Aptly named Dante, meaning enduring, they reside in California with their stray cat named Josh and Shih Tzy Nay-Nay. Ms. Crisci has been featured in major publications across the world and on national television shows like The Doctors and The Today Show.

Santiago Munne, PhD

Dr. Santiago Munné, Ph.D is a reproductive geneticist who developed the first Preimplantation Genetic Diagnosis (PGD) test to detect embryonic numerical chromosome abnormalities to avoid Down's syndrome and other abnormalities. He co-founded Reprogenetics in 2000 to expand PGD services to

Europe, Japan and South America. His team has performed over 80,000 PGD cycles for chromosome abnormalities to improve IVF outcomes with over 300 research publications. He is a frequent lecturer, both nationally and internationally, on his team's work in the field of Preimplantation Genetics. He exited Reprogenetics US and UK, a company as CEO in 2016 when he sold to CooperSurgical. He also co-founded Recombine, a reproductive genetics company for carrier screening and a breakthrough genetic test called FertilityMap in 2014, which he sold to CooperSurgical for $85M in 2016. He co-founded the spinout of Recombine, Phosphorus, a computational genomics venture, in August, 2016. Dr. Munne is currently CSO of CooperGenomics and co-founder of MedAnswers. Originally from Barcelona, Dr. Munné gained his Ph.D. in genetics from the University of Pittsburgh. He is also the proud father of two daughters.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Alice Crisci	1,020,000 Shares Class A Common	61.1
Santiago Munne	500,000 Shares Class A Common	29.9
Illumina, Inc.	157,500 Shares Class A Common	9.4

RELATED PARTY TRANSACTIONS

The Company issued 1,000,000 shares of Common Stock to a Founder in 2016. The Company issued Convertible Notes Payable in the amount of $300,000 in 2016 and a Promissory Note Payable in the amount of $50,000 in 2017 in exchange for cash to a Founder. The Convertible Notes Payable and Promissory Notes Payable are more fully described in the financial statement in NOTE 4 – DEBT. A Founder paid legal fees on behalf of the Company in 2016 in the amount of $56,065. The payment was recorded as a capital contribution. In 2017, 2,000,000 shares of Common Stock outstanding and beneficially owned by the Founders were cancelled, and the Company issued 1,520,000 new shares of Class A Common Stock to the Founders.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share of which 3,500,000 shares are designated Class A common stock and 6,500,000 shares are designated Class B common stock. As of April 5, 2018, approximately 1,670,000 shares of Class A common stock are outstanding, and 123,386 shares of Class B Common are outstanding.

Voting Rights. The holders of the Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. The Class B common stock does not have voting rights.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

We have approximately $715,000 in convertible notes payable and accrued interest outstanding as of April 5, 2018. The convertible notes payable are convertible into stock at a 15% discount of a qualified stock offering. The notes have various maturity dates in 2019 through 2021.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 5, 2018.

MEDANSWERS, INC.

By   /s/ Alice Crisci

Title: Chief Executive Officer and Director

EXHIBIT A
FINANCIAL STATEMENTS

I, Alice Crisci, the Chief Executive Officer of MedAnswers, Inc, hereby certify that the financial statements of MedAnswers, Inc and notes thereto for the periods ending December 31, 2017 and 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

An extension has been filed for year 2017 tax returns. We anticipate the total income (loss) to be ($904,171) and taxable income (loss) to be approximately the same and total tax of $0. For the year 2016 the amounts reported on our tax returns were total income (loss) of ($171,882); taxable income of ($171,882) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 5, 2018.



Chief Executive Officer
April 5, 2018

MedAnswers, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

MedAnswers, Inc.
Index to Financial Statements
(unaudited)

MedAnswers, Inc.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31,	
	2017	**2016**
Assets		
Current assets		
Cash	$ 126,946	$ 266,519
Prepaid expenses	5,554	1,500
Total current assets	132,500	268,019
Other Assets		
Intangible Assets	31,051	5,000
Total assets	$ 163,551	$ 273,019
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable and accrued liabilities	$ 174,193	$ 39,552
Deferred revenue	25,000	-
Total current liabilities	199,193	39,552
Long-term liabilities		
Notes payable	50,000	-
Accrued interest payable	2,060	-
Convertible notes payable	450,000	350,000
Accrued interest payable	24,199	2,199
Total long-term liabilities	526,259	352,199
Total liabilities	725,452	391,751
Stockholders' equity (deficit)		
Common stock, $0.0001 par value; 10,000,000 shares authorized of which 3,500,000 shares are designated Class A Common and 6,500,000 shares are designated Class B Common;		
Class A common stock, 1,670,000 and 2,000,000 shares issued and outstanding in 2017 and 2016	167	200
Class B common stock, 6,500,000 shares designated and 117,986 shares issued in 2017, none in 2016	12	-
Additional paid-in capital	513,971	52,949
Accumulated deficit	(1,076,051)	(171,881)
Total stockholders' equity (deficit)	(561,901)	(118,732)
Total liabilities and stockholders' equity (deficit)	$ 163,551	$ 273,019

MedAnswers, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

| | Years Ended December 31, | | | |
	2017		2016	
Revenue				
Consulting Income	$	-	$	10,000
Referral Income		77		-
Total Income		77		10,000
Expenses				
Professional Services		758,639		168,430
Office and miscellaneous		16,004		4,433
Marketing, website hosting & analytics		70,837		1,477
Travel and entertainment		30,871		5,341
Total operating expenses		876,351		179,681
Operating loss		(876,274)		(169,681)
Interest expense		27,897		2,199
Net loss	$	**(904,171)**	$	**(171,880)**

MedAnswers, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2015	1,000,000	$ 100		$ -	$ (15)	$ -	$ 85
Capital contribution					53,064		53,064
Class A common stock issued	1,000,000	100			(100)		-
Net Loss						(171,880)	(171,880)
Balance, December 31, 2016	2,000,000	200	-	-	52,949	(171,880)	(118,731)
Class A common stock issued	80,000	8			(4)		4
Exchange Class A common stock into Class A common stock	(2,080,000)	(208)			208		-
Class A stock re-issued	1,600,000	160			(160)		-
Class A stock isued	70,000	7			174,993		175,000
Class B stock issued through crowd funding, net of issuance costs of $17,022			44,633	4	94,556		94,560
Conversion of convertible debt and accrued interest into Class B common stock			75,846	8	161,179		161,187
Class B stock abandoned			(14,593)	(1)	1		-
Class B stock issued			12,100	1	30,249		30,250
Net Loss						(904,171)	(904,171)
Balance, December 31, 2017	1,670,000	$ 167	117,986	$ 12	$ 513,971	$ (1,076,051)	$ (561,901)

MedAnswers, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

		Years Ended December 31,		
		2017		**2016**
Cash flows from operating activities				
Net loss	$	(904,171)	$	(171,880)
Adjustments to reconcile net loss to net cash from operating activities:				
Changes in operating assets and liabilities				
Prepaid expenses - (Increase) / Decrease		(4,054)		(1,500)
Accounts payable and accrued liabilities - Increase / (Decrease)		274,491		39,551
Deferred revenue - Increase / (Decrease)		25,000		-
Accrued Interest expense - Increase / (Decrease)		27,897		2,199
Net cash used in operating activities		(580,837)		(131,630)
Cash flows from investing activities				
Capitalized intellectual property costs		(26,051)		(5,000)
Net cash used in investing activities		(26,051)		(5,000)
Cash flows from financing activities				
Proceeds from issuance of convertible notes payable		117,500		350,000
Proceeds from issuance of notes payable		50,000		-
Capital contributions		-		53,064
Proceeds from issuance of Class A common stock		175,004		-
Proceeds from issuance of Class B common stock		141,833		
Stock issuance costs		(17,022)		-
Net cash provided by financing activities		467,315		403,064
Net increase/(decrease) in cash		(139,573)		266,434
Beginning cash balance		266,519		85
Ending cash balance	$	**126,946**	$	**266,519**
Non-cash transactions:				
Conversion of account payble into convertible notes	$	139,850	$	-
Conversion of convertible debt and accrued interest into Class B common stock	$	161,187	$	-

NOTE 1 – NATURE OF OPERATIONS

MedAnswers, Inc. was formed on December 6, 2012 ("Inception") in the State of Delaware.   The financial statements of MedAnswers, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is in Washington DC.

MedAnswers is the first digital health app for the field of infertility and the only digital health app to provide users with access to physicians, alongside embryologists, andrologists, geneticists and genetic counselors, psychologists and reproductive attorneys. We launched as an educational healthcare app with plans to move into telehealth. We currently provide a Q&A platform for a user to submit an anonymous question on our platform. We send a push notification to an expert who matches the expertise needed. They answer the question. Their colleagues upvote them or add their own answer. We send a push notification to the user when the question is answered. The user can request a consult through an email form. We will also add video consults, direct messaging and committee consults for when patients need multiple professional opinions. We have plans to leverage machine learning to help patients with healthcare decision making. We also intend to offer genetic testing related to fertility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible Assets
Intangible assets consist of a domain name with an indefinate life and is not subject to amortization. Intangile assets also consist of legal fees paid to third-parties to establish trademarks and logos in the United States, Europe and Japan. Trade marks and logos are capitalized until such time they are approved or rejected. If approved, captialized costs are amortized using the straight-line method over their estimate useful lives, generally five years. Costs of unsucessful trademarks and logo applications are expensed. In accordance with ASC Top 350, "Intangibles – Goodwill and Other" the carrying values of intangible assets are evaluated for impairment annually or whenever events or changes in circumstances indicate that the historical carrying value may no longer be appropriate. As of December 31, 2017, the Company does not believe there has been any impairment of its intangible assets.

Revenue Recognition
The Company will recognize revenues from Rush Fees and Sponsorships when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. The Company has net operating losses of $873,160 and $171,880 as of December 31, 2017 and December 31, 2016, respectively, and has established a valuation allowance to offset the related deferred tax asset.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington DC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – BALANCE SHEET COMPONENTS

Intangible Assets
Intangible assets at December 31, 2017 and 2016 consist of the following:

	December 31,		
	2017		**2016**
Purchase of domain name	$ 5,000	$	5,000
Trademarks & logo costs, pending approval	26,051		-
Other assets	$ 31,051	$	5,000

All trademark and logo costs are capitalized, pending approval.

Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities at December 31, 2017 and 2016 consist of the following:

	December 31,		
	2017		**2016**
Accounts payable	$ 173,793	$	38,417
Accrued expenses	400		1,136
Accounts payable & accrued liabilities	$ 174,193	$	39,552

NOTE 4 – DEBT

During 2016, the Company issued $350,000 in Convertible Notes Payable in exchange for cash. The Convertible Notes accrue interest at 6% per annum. At December 31, 2017 and 2016, interest expense on these instruments totaled $21,000 and $2,199, respectively.

The convertible notes mature on various dates in 2019 or earlier upon a Qualified Financing event. At maturity or upon completion of a qualified financing, the 2016 Convertible Notes Payable automatically convert outstanding principle and accrued interest on as-then-calculated one-to-one basis to the Company's Series Preferred Stock discounted by the face discount of the security, which is 15%. Holders will then have all the same rights and remedies of holders of Preferred Stock. Of the total amount of debt and accrued interest due on the 2016 Convertible Notes, $319,311 due to the Company at December 31, 2017, is owned by one of the founders of the Company. (See NOTE 7).

June 2017, the Company issued a Promissory Note Payable in the amount of $50,000 in exchange for cash, to Aigua Management, an affiliate of a Company founder, Santiago Munne. The Promissory Note bears interest at 8% per annum and matures the earlier of June 2019 or a upon a Qualified Financing. At December 31, 2017, interest expense on this instrument totaled $2,060.

June 2017, the Company issued $17,500 in Convertible Notes Payable in exchange for cash. Between February and August 2017, the Company entered into Contracting and Convertible Notes Payable agreements with contractors. Principal is earned ratably over the terms of the Contracting Agreements. The Convertible Notes Payable to the contractors, collectively, have a maximum principal balance of $139,850 upon completion of the engagements in 2017. The notes were to mature two years from date of issuance, bore interest at 8% per annum, and were convertible into common stock at a 15% discount of the last price offered. On November 30, 2017 the convertible notes with an aggregate principal balance of $157,350 and accrued interest of $3,837 were converted into 75,846 Class B common shares at $2.13 per share (See NOTE 6).

In November 2017, the Company issued $100,000 in Convertible Notes Payable in exchange for cash. The Convertible Notes accrue interest at 6% per annum. At December 31, 2017 interest expense on the November 2017 instruments totaled $1,000.

The convertible notes mature on various dates in 2020 or earlier upon a Qualified Financing event. At maturity or upon completion of a qualified financing, the Convertible Notes Payable automatically convert outstanding principle and accrued interest to the Company's Series Preferred Stock) discounted by the face discount of the security, which is 15%. Holders will then have all the same rights and remedies of holders of Preferred Stock.

At December 31, 2017 and 2016, the Company had $450,000 and $350,000, respectively, in Convertible Notes Payable outstanding. A summary of the Convertible Notes Payable is as follows:

Note Holder	Maturity Date	Interest Rate	Conversion Discount	December 31,				
				2017		2016		
Aigua Management	Sep 2019	6%	15%	$ 50,000	$	50,000		(1)
Alexander Bisignano	Sep 2019	6%	15%	50,000		50,000		
Aigua Management	Dec 2019	6%	15%	250,000		250,000		(1)
Serena H. Chen	Nov 2020	8%	15%	25,000		-		
K. C. Dakata Family Trust	Nov 2020	8%	15%	25,000		-		
Colin Howles	Nov 2020	8%	15%	25,000		-		
Iman Abdelhadi	Nov 2020	8%	15%	25,000		-		
				$ 450,000	$	350,000		

(1) Aigua Management is an affiliate of Santiago Munne, a founder, officer and shareholder.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In 2017, the Company settled an ongoing dispute with a vendor for $15,525. The balance owed the vendor as of December 31, 2016 which is included in accounts payable was $22,500.

We are not currently involved with or know of any other pending or threatening litigation against the Company or its officers.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

On July 17, 2017, the Company filed an amendment to its articles of incorporation increasing its number of authorized common shares to 10,000,000, par value $0.0001. All shares and per shares amounts in these financial statements and note thereto have been retroactively adjusted to give effect to the increased number of command and related par value.

Of the 10,000,000 common shares, par value $0.0001 that the Company is authorized to issue, 3,500,000 shares has been designated Class A common and 6,500,000 has been designated Class B common.

Holders of Class A Common are entitled to one vote for each Class A common share held. Holders of Class B Common have no voting rights.

As of December 31, 2015, the Company issued 1,000,000 shares of Class A common stock to one of its founders.

During 2016, the Company issued 1,000,000 to its other founder. As of December 31, 2016, the Company had 2,000,000 shares of Class A Common stock issued and outstanding.

On July 1, 2017, 40,000 Class A shares were issued to an advisor for par value of $0.0001 or $4.00 and 40,000 Class A shares were issued to another advisor and existing Convertible Promissory Note holder. Because of the equity restructure on July 17, 2017, 2,080,000 Class A shares were cancelled in exchange for the issuance of 1,600,000 new Class A shares (See NOTE 7). Between September and December 2017, the company sold 70,000 Class A shares to third parties for $175,000 at $2.50 a share. As of December 31, 2017, the Company had 1,670,000 shares of Class A Common stock issued and outstanding.

In August 2017, through a regulation crowd funding offering, the Company started offering to accredited and non-accredited investors 55,000 of its Class B Common Shares at an offering price of $2.50 per shares. Between August and December 2017, the Company sold 44,633 Class B shares to third parties for cash proceeds of $94,560 net of $17,022 in financing costs through the crowd funding offering.

In September 2017, the Company sold 2,100 Class B shares to a third party for $5,250 or $2.50 per share.

November 30, 2017, the Company converted a portion of the 2017 convertible notes with an aggregate principal balance of $157,350 and accrued interest of $3,837 into 75,846 Class B common shares at $2.13 a share. (See NOTE 4)

In December 2017, the Company sold 10,000 Class B shares to a third party for $25,000 or $2.50 per share. A shareholder contacted the Company and relinquished 14,593 Class B shares. As of December 31, 2017, the Company had 117,986 shares of Class B Common stock issued and outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company issued 995,000 and 1,000,000 shares of Common Stock to Founders in 2015 and 2016, respectively.

The Company issued Convertible Notes Payable in the amount of $300,000 in 2016 and a Promissory Note Payable in the amount of $50,000 in 2017 in exchange for cash to a Founder. The Convertible Notes Payable and Promissory Notes Payable are more fully described in NOTE 4.

A Founder paid legal fees on behalf of the Company in 2016 in the amount of $56,065. The payment was recorded as a capital contribution.

In July 2017, 2,000,000 shares of Class A Common Stock outstanding and beneficially owned by the two Founders were cancelled, and the Company issued 1,520,000 new shares of Class A Common Stock to the two Founders.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 5, 2018, the issuance date of these financial statements. The following transactions occurred subsequent to 2017:

The Company issued 157,500 Class A Common Stock to a consultant representing 8% of the outstanding capital stock for the Company on a fully-diluted basis in consideration to provide certain services pursuant to an Accelerator Agreement between the Company and Consultant signed in January 2018.

Between January and March, the Company issued Convertible Notes Payable in the amount of $230,000 in exchange for cash bearing interest at 8% per annum with various maturity dates in 2021.

In March 2018, the Company sold 5,400 Class B shares to third parties for cash proceeds of $12,315 net of $1,185 in financing costs through the crowd funding offering.